Exhibit 99.1

Kamada Highlights CYTOGAM® Study Results Presented at the 2026 ISHLT Annual Meeting

Findings from analyses of CMV high-risk lung transplant recipients suggest CYTOGAM use is associated with improved clinical outcomes, supporting increased CYTOGAM utilization

REHOVOT, Israel, and HOBOKEN, NJ – July 13, 2026 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field, today highlighted results of an Investigator-Initiated Study recently presented at the 2026 International Society for Heart and Lung Transplant (ISHLT) annual meeting, held in Toronto, Canada. The study results were presented by Dr. Daniel Calabrese, MD, Associate Professor of Medicine at the UCSF Lung Transplant Program. The study is part of a comprehensive post-marketing research program aimed at generating key data in support of the benefits of CYTOGAM®, the Company’s Cytomegalovirus Immune Globulin (CMVIG), in the management of cytomegalovirus (CMV) in solid organ transplantation.

The translational and observational clinical study results were presented as three posters1,2,3. In a retrospective analysis of clinical data, researchers found that among CMV high-risk lung transplant recipients, patients who did not receive CMVIG prophylaxis experienced worse clinical outcomes compared with those who received CMVIG prophylaxis and other CMV serotype groups. A paired analysis of patient blood cells found less activated innate immune cells in the group that received CMVIG prophylaxis. These results build on a hypothesis that CMVIG may interrupt an injurious innate immune response against the allograft. In a non-clinical in-vivo model, researchers found that key innate immune cells were increased after acute lung injury and that CMVIG blunted lung injury and improved mortality. Together, these data underscore the clinical relevance of this high-risk population and the potential mechanistic and clinical roles of CMVIG as a targeted intervention.

Collectively, these data may shift the paradigm of how CMV in the lung transplant setting, where CMV carries risk of reactivation but also graft injury, is understood. The finding that CMVIG is associated with immune modulation, in addition to effects on CMV viremia alone, may also suggest additional benefit.

The results presented by Dr. Calabrese are consistent with a prior Investigator-Initiated Study conducted by Fernando Torres, M.D., Clinical Chief, Division of Pulmonary and Critical Care at University of Texas Southwestern Medical Center and presented at IDWeek 2023. This five-year retrospective study consisted of 324 lung-transplant patients, evaluating the real-world use of CYTOGAM in combination with anti-viral agents for the prevention of CMV disease in high-risk CMV mismatch lung transplant recipients. The results demonstrated an association between a proactive multimodality CMV prophylaxis approach consisting of antivirals and immune augmentation with CMV immunoglobulin and improved outcomes among high-risk CMV mismatch lung transplant recipients.

“The findings recently presented by Dr. Calabrese add to a growing body of research highlighting the broader impact of CMV in transplant beyond viral replication and underscore the importance of continued investigation in high-risk populations, and we look forward to the full results of this work being published later this year,” said Amir London, Kamada’s Chief Executive Officer. “We remain committed to supporting scientific advancement in this area and believe that the data generated by these studies and other studies planned in our post-marketing program will support increased product utilization for CYTOGAM.”

[1]	Reeves JN, et al. “CMV Immunoglobulin Is Associated with Improved Peak Lung Function and Better CLAD-Free Survival.” Poster presentation with senior authorship by Calabrese DR at the International Society for Heart and Lung Transplantation (ISHLT) 2026 Annual Meeting; Toronto, Canada.

[2]	Shemesh A, et al. “Reduced NK Cell Activation in Lung Transplant Recipients Treated with Cytomegalovirus Immunoglobulin.” Poster presentation with senior authorship by Calabrese DR at the International Society for Heart and Lung Transplantation (ISHLT) 2026 Annual Meeting; Toronto, Canada.

[3]	Bharti R, et al. “Lung Ischemia Reperfusion Injury Is Amplified by Latent Cytomegalovirus in an NK Cell-Dependent Manner.” Poster presentation with senior authorship by Calabrese DR at the International Society for Heart and Lung Transplantation (ISHLT) 2026 Annual Meeting; Toronto, Canada.

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth of its commercial portfolio, including continued investment in the commercialization and life cycle management of its proprietary products, consisting of six FDA-approved specialty plasma-derived products: KEDRAB®, GLASSIA®, CYTOGAM®, VARIZIG®, WINRHO SDF® and HEPAGAM B®, as well as KAMRAB®, and two equine-based anti-snake venom products. Second, distribution of third-parties’ pharmaceutical products in Israel & the MENA region through in-licensing partnerships, including the launch of several biosimilar products in Israel. Third, the Company is ramping up its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three FDA-approved operating plasma collection centers in the United States, in Beaumont, Houston, and San Antonio, Texas. Fourth, the Company aims to secure new mergers and acquisitions, business development, in-licensing and/or collaboration opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term profitable growth. The Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need.

About CYTOGAM®

CYTOGAM® (Cytomegalovirus Immune Globulin Intravenous [Human]) (CMV-IGIV) is indicated for the prophylaxis of cytomegalovirus disease associated with the transplantation of the kidney, lung, liver, pancreas and heart. The product is the sole FDA-approved immunoglobulin (IgG) product for this indication.

Important Safety Information

CYTOGAM is contraindicated in individuals with a history of a prior severe reaction associated with the administration of this or other human immunoglobulin preparations. People with selective immunoglobulin A deﬁciency have the potential for developing antibodies to immunoglobulin A and could have anaphylactic reactions to subsequent administration of blood products that contain immunoglobulin A, including CYTOGAM.

Immune Globulin Intravenous (Human) products have been reported to be associated with renal dysfunction, acute renal failure, osmotic nephrosis and death. Patients predisposed to acute renal failure include patients with any degree of preexisting renal insuﬃciency, diabetes mellitus, age greater than 65, volume depletion, sepsis, paraproteinemia, or patients receiving known nephrotoxic drugs. Especially in such patients, IGIV products should be administered at the minimum concentrations available and the minimum rate of infusion practicable. Agents containing sucrose as a stabilizer (CYTOGAM contains sucrose) have been associated with reports of renal dysfunction given at daily doses of 350 mg/kg or greater.

During administration, the patient’s vital signs should be monitored continuously, and careful observation made for any symptoms throughout the infusion. Epinephrine and diphenhydramine should be available for the treatment of an acute anaphylactic reaction.

Increases in serum creatinine and blood urea nitrogen (BUN) have been observed as soon as one to two days following IGIV infusion. Progression to oliguria or anuria requiring dialysis has been observed.

Immune Globulin Intravenous (Human) products can contain blood group antibodies which may act as hemolysins and induce in vivo coating of red blood cells with immunoglobulin, causing a positive direct antiglobulin reaction and, rarely, hemolysis.

CYTOGAM is derived from human plasma. As with all plasma-derived products, the risk of transmission of infectious agents, including viruses and, theoretically, the Creutzfeldt-Jakob disease (CJD) agent, cannot be completely eliminated.

Minor reactions, such as ﬂushing, chills, muscle cramps, back pain, fever, nausea, vomiting, arthralgia, and wheezing, were the most frequent adverse reactions observed during the clinical trials for CYTOGAM.

Please see full Prescribing Information for full prescribing details.

To report SUSPECTED ADVERSE REACTIONS, contact Kamada at pharmacovigilance@kamada.com or 1-(866)-916-0077 or FDA at 1-800-FDA-1088 or www.fda.gov/medwatch.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) potential increased utilization of CYTOGAM based on positive clinical data from the referenced study and other prior studies; 2) other studies planned in Kamada’s post-marketing program to support increased product utilization for CYTOGAM and 3) full research results to be published later this year. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to continued generation of positive studies regarding CYTOGAM, the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, effect of tariffs on overall international trade and specifically on Kamada’s ability to continue maintaining expected sales and profit levels in light of such tariffs, the effect on establishment and timing of business initiatives, Kamada’s ability to leverage new business opportunities and integrate them with its existing product portfolio, regulatory delays, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com

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